AMENDMENT NO. 4 TO
SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

MAGSTAR TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

COMMON STOCK

(Title of Class of Securities)

MagStar Technologies, Inc.

(Names of persons filing statement)

559774104

(CUSIP Number of Class of Securities)

Jon L. Reissner, CEO
MagStar Technologies, Inc.
410 11th Avenue South
Hopkins, Minnesota 55343
(952) 935-6921

(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)
with copies to:

William M. Mower, Esq.
Ranga Nutakki, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 672-8200

This statement is filed in connection with (check the appropriate box):

☐            The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐            The filing of a registration statement under the Securities Act of 1933.

☐            A tender offer.

☒          None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$ 108,269	$ 21.65

*      For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $108,269 by the Issuer in lieu of fractional shares immediately following a 1-for-2,000 Reverse Split to holders of fewer than 2,000 shares of the Issuer’s common stock prior to the Reverse Split. The aggregate cash payment is equal to the product of a price of $0.425 per pre-split share and approximately 254,751 pre-split shares, the estimated aggregate number of shares held by such holders.

**   Determined pursuant to Rule 0-11(b)(1) as the product of $108,269 and .0002.  The Registrant paid the filing fee on October 5, 2007.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by MagStar Technologies, Inc., a Minnesota corporation (“MagStar”, the “Company”, “we”, or “our”), in connection with a “going private” transaction. Our board of directors (“Board”) has approved a 1-for-2,000 share combination (the “Reverse Split”) such that shareholders owning less than one whole share of our common stock following the Reverse Split will have their fractional shares cancelled and converted into the right to receive the cash consideration described herein. The entire going-private transaction, including the Reverse Split and the purchase of fractional shares of those shareholders holding less than one whole share after the Reverse Split, is referred to below as the “Transaction.”

As a result of the Transaction, each share of our common stock held of record or beneficially by a shareholder owning fewer than 2,000 shares of our common stock on February 5, 2008 (the “Record Date”) will be converted into the right to receive $0.425 per pre-Reverse Split share, without interest.  Shareholders who own 2,000 or more shares of our common stock on the Record Date will not be entitled to receive any cash for any whole or fractional shares that may result from the Reverse Split.

The purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 300 so that we will be eligible to terminate the public registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In such case, we will no longer be required to file periodic reports with the Securities and Exchange Commission (the “SEC”). The deregistration of our common stock will also have the effect of terminating the eligibility of our common stock for quotation on the Over-The-Counter Bulletin Board (“OTCBB”).

We have made certain calculations regarding the Reverse Split relating to its effect upon our shareholder base. Based upon our review of our list of shareholders of record furnished to us by American Stock Transfer Trust Company, our transfer agent, as well as an analysis we have conducted taking into account information furnished to us by American Stock Transfer Trust Company concerning shareholders who beneficially own their stock in street name, referred to as non-objecting beneficial owners and objecting beneficial owners, we have determined that the Reverse Split will not result in the cancellation of more than 20% of the outstanding shares of our common stock. In the event the Reverse Split would result in more than 20% of our common stock being cancelled, which is not permitted by Minnesota law, we will take action to suspend or withdraw the Reverse Split. In such event, it is our intent to take all action necessary to reduce the number of shares that would be cancelled and receive a cash payment in lieu of a fractional share to comply with the Minnesota Business Corporation Act (the “MBCA”) by adjusting the split ratio used in the Reverse Split or, in the alternative, to seek shareholder approval of the proposed Reverse Split.

The Transaction has been authorized by our Board, following separate approval by a special committee of the Board established to evaluate and review the Transaction (the “Special Committee”), pursuant to Section 302A.402, Subd. 1 of the MBCA, which permits our Board to authorize a share combination without shareholder approval on the condition that (i) the rights or preferences of the holders of the outstanding shares of any class or series will not be adversely affected and (ii) the percentage of authorized shares of any class or series remaining unissued after the combination will not exceed the percentage of authorized shares of that class or series that were unissued before the combination. For purposes of the requirement set forth in (ii) above, the MBCA provides that any increase in the percentage of authorized common stock remaining unissued arising solely from our cancellation of fractional shares in accordance with Section 302A.423 of the MBCA will be disregarded.

We are authorized under the MBCA to pay the fair cash value for fractional shares resulting from the Reverse Split, provided that, pursuant to Section 302A.423, Subd. 2 of the MBCA, we may not pay

money for fractional shares if that action would result in the cancellation of more than 20% of the outstanding shares of our common stock.

The Transaction will be conducted upon the terms and subject to the conditions set forth in our disclosure document, referred to herein as the “Disclosure Document.”  The information contained in the Disclosure Document, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

Item 1.   Summary Term Sheet. The information set forth in the Disclosure Document under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.   Subject Company Information.

(a)           Name and Address. The information set forth in the Disclosure Document under the caption “Background—The Company” is incorporated herein by reference.

(b)           Securities. The information set forth in the Disclosure Document under the caption “Background—The Company Securities” is incorporated herein by reference.

(c)           Trading Market and Price. The information set forth in the Disclosure Document under the caption “Background—The Company Securities” is incorporated herein by reference.

(d)           Dividends. The information set forth in the Disclosure Document under the caption “Background—The Company Securities” is incorporated herein by reference.

(e)           Prior Public Offerings. None.

(f)            Prior Stock Purchases. None.

Item 3.   Identity And Background Of Filing Person.

(a)           Name and Address. MagStar Technologies, Inc. is the filing person of this Schedule 13E-3.  The information set forth in the Disclosure Document under the caption “Background—The Company” is incorporated herein by reference.

(b)           Business and Background of Entities. Not applicable.

(c)           Business and Background of Natural Persons. The information set forth in the Disclosure Document under the caption “Background—Management” is incorporated herein by reference.

Item 4.   Terms Of The Transaction.

(a)           Material Terms. The information set forth in the Disclosure Document under the caption “Summary Term Sheet” is incorporated herein by reference.

(c)           Different Terms. The information set forth in the Disclosure Document under the captions “Summary Term Sheet—Reverse Split” and “Summary Term Sheet—Continuing Shareholders” is incorporated herein by reference.

(d)           Appraisal Rights. The information set forth in the Disclosure Document under the caption “Special Factors—Appraisal Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders. The information set forth in the Disclosure Document under the caption “Special Factors—Access Rights” is incorporated herein by reference.

(f)            Eligibility for Listing or Trading. Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

(a)           Transactions. The information set forth in the Disclosure Document under the caption “Special Factors—Related Party Transactions” is incorporated herein by reference.

(b)           Significant Corporate Events. None.

(c)           Negotiations or Contacts. None.

(e)           Agreements Involving the Company’s Securities. The information set forth in the Disclosure Document under the caption “Background—Securities Ownership of Certain Beneficial Owners and Management” is hereby incorporated by reference with respect to stock options and warrants held by the Company’s officers and directors.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(b)           Use of Securities Acquired. The securities we obtain in the Transaction will be retired.

(c)           Plans. The information set forth in the Disclosure Document under the caption “Special Factors—Purpose of the Transaction” is incorporated herein by reference.

Item 7.   Purposes, Alternatives, Reasons and Effects.

(a)           Purposes. The information set forth in the Disclosure Document under the captions “Special Factors—Background of the Transaction” and “Special Factors—Purpose of the Transaction” is incorporated herein by reference.

(b)           Alternatives. The information set forth in the Disclosure Document under the caption “Special Factors—Alternatives to the Transaction” is incorporated herein by reference.

(c)           Reasons. The information set forth in the Disclosure Document under the caption “Special Factors—Reasons for the Transaction” is incorporated herein by reference.

(d)           Effects. The information set forth in the Disclosure Document under the caption “Special Factors—Effect of the Transaction” is incorporated herein by reference.

Item 8.   Fairness of the Transaction.

(a)           Fairness. The filing person reasonably believes that the Transaction is fair to unaffiliated shareholders. James L. Reissner and Michael Tate, both directors of the Company, abstained from voting on the Transaction.  Both Mr. Reissner and Mr. Tate own a significant amount of common stock in the Company and each wanted to avoid the appearance of any impropriety with respect to the Transaction.  The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness. The information set forth in the Disclosure Document under the caption “Special Factors—Factors Considered by the Special Committee” is incorporated herein by reference.

(c)           Approval of Security Holders. The information set forth in the Disclosure Document under the captions “Special Factors—Shareholder Approval” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(d)           Unaffiliated Representative. A majority of our directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the transaction.  The information set forth in the Disclosure Document under the caption “Special Factors—Factors Considered by the Special Committee” is incorporated herein by reference.

(e)           Approval of Directors. The Transaction has not been approved by a majority of the directors of the Company who are not employees of the Company.  The information set forth in the Disclosure Document under the caption “Special Factors—Factors Considered by the Special Committee” is incorporated herein by reference.

(f)            Other Offers. None.

Item 9.   Reports, Opinions, Appraisals and Negotiations.

(a)           Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(c)           Availability of Documents. The information set forth in the Disclosure Document under the captions “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

Item 10.   Source and Amounts of Funds or Other Consideration.

(a)           Source of Funds. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

(b)           Conditions. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

(c)           Expenses. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

(d)           Borrowed Funds. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

Item 11.   Interest in Securities of the Subject Company.

(a)           Securities Ownership. The information set forth in the Disclosure Document under the caption “Background—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Securities Transactions. None.

Item 12.   The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in Going-Private Transaction. Not applicable.

(e)           Recommendations of Others. Not applicable.

Item 13.   Financial Statements.

(a)           Financial Statements. The information set forth in the Disclosure Document under the caption “Financial and Other Information” is incorporated herein by reference.

(b)           Pro Forma Information. The information set forth in the Disclosure Document under the caption “Financial and Other Information” is incorporated herein by reference.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations. None.

(b)           Employees and Corporate Assets. The Company’s regularly employed management staff have participated in the organization, direction and preparation of this Schedule 13E-3 and the Disclosure Document for use in consummating the Transaction.

Item 15.   Additional Information.

(a)           Other Material Information. The information set forth in the Disclosure Document and each Exhibit or Appendix thereto is incorporated herein by reference.

Item 16.   Exhibits.

(a)(3)	The Disclosure Document (filed herewith).

(a)(5)(i)	MagStar Technologies, Inc. Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (filed with the SEC on March 29, 2007 and incorporated herein by reference).

(a)(5)(ii)	MagStar Technologies, Inc. Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007 (filed with the SEC on November 8, 2007 and incorporated herein by reference).

(b)(i)

Second Amended and Restated Credit Agreement dated as of June 30, 2005 (filed with the SEC on August 11, 2005 as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-QSB for the period ended June 30, 2005 and incorporated herein by reference).

(b)(ii)

First Amendment to Second Amended and Restated Senior Credit Agreement dated as of June 30, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 30, 2006).

(b)(iii)	Second Amendment to Second Amended and Restated Senior Credit Agreement dated as of July 2, 2007 (previously filed).

(b)(iv)	Third Amendment to Second Amended and Restated Senior Credit Agreement dated as of August 7, 2007 (previously filed).

(c)(i)	Fairness Opinion Letter, dated October 3, 2007 of Craig-Hallum Capital Group LLC (previously filed).

(c)(ii)	Fairness Opinion Materials for the Special Committee of MagStar Technologies, Inc., dated October 3, 2007, prepared by Craig-Hallum Capital Group LLC (previously filed).

(d)(i)

Asset Purchase Agreement, Promissory Note and Equipment Lease by and between Reuter Manufacturing, Inc. and MagStar Technologies, Inc. for the acquisition of certain assets at December 1, 2000 (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2000).

(d)(ii)

Bill of Sale and two Master Equipment Leases, with attached exhibits and assignments, dated March 21, 2001 related to the sale-leaseback of equipment between the Company and Activar Properties, Inc. (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

(d)(iii)

Promissory Note between the Company and Activar Properties, Inc. related to the purchase of Quickdraw Conveyor Systems, Inc. dated February 23, 2001 (incorporated by reference to Exhibit 10.22 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

(d)(iv)

Option Amendment Agreement, dated October 1, 2001 by and between Michael J. Tate and the Company (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001).

(d)(v)

12% Promissory Note dated January 21, 2002 issued to Richard F. McNamara (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001).

(d)(vi)

Warrant for Purchase of Shares of Common Stock of the Company dated January 21, 2002 issued to Richard F. McNamara (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001).

(d)(vii)	Lease from Hopkins Eleventh Avenue, LLC to the Company dated February 21, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 11, 2003).

(d)(viii)	Promissory Note from Hopkins Eleventh Ave LLC dated February 21, 2003 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated March 11, 2003).

(d)(ix)

Amended Equipment Lease Agreement between Activar Properties, Inc. and the Company dated as of December 30, 2002 (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-KSB dated December 31, 2003).

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

MAGSTAR TECHNOLOGIES, INC.

	/s/	Jon L. Reissner
Name: Jon L. Reissner
Dated: January 11, 2008	Title: Chief Executive Officer